                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 12)

                    Under the Securities Exchange Act of 1934

                             MICRON TECHNOLOGY, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    595112-4
                                 (CUSIP Number)

                            Jacques K. Meguire, Esq.
                          Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                             Chicago, Illinois 60606
                            Telephone: (312) 876-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP NO.  595112-4                                           PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John R. Simplot
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     7,941,599
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        22,400
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     7,941,599
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        22,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,979,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  595112-4                                           PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J. R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     State of Idaho
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     2,967,377
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                             0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,967,377
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,967,377 (amount also included in amount beneficially owned by Mr. John R. Simplot)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  595112-4                                           PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JRS Properties, L.P.
    EIN #82-0485383
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     State of Idaho
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     4,974,222
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                             0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING          4,974,222
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,974,222 (amount also included in amount beneficially owned by Mr. John R. Simplot)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  595112-4                                           PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J. R. Simplot Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     State of Nevada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    14,936,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                             0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         22,536,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,536,000 (See Item 5 (a)-(b))
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  595112-4                                           PAGE 7 OF 12 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Simplot Canada Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,600,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING                 0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,600,000 (Aggregate amount also included in aggregate amount beneficially owned by J.R. Simplot Company)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 12 to Schedule 13D (the "Schedule 13D") is filed on behalf of John R. Simplot ("Mr. Simplot"), J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Revocable Trust"), JRS Properties L.P. (the "Partnership"), J.R. Simplot Company, a Nevada corporation ("Simplot Company"), and Simplot Canada Limited ("SCL") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on November 29, 1995 by the Simplot Company, SCL, Mr. Simplot, the Revocable Trust and the Partnership (collectively the "Reporting Persons") and as subsequently amended. Capitalized terms used herein and not otherwise defined have the same meanings as provided in Amendment No. 4.


Item 5. Interest in Securities of the Issuer, is hereby amended and restated to read in full as follows:

         (a)-(b) Mr. Simplot beneficially owns an aggregate of 7,979,999 shares of Common Stock of Micron Technology, Inc. ("Micron") held as follows:

                  (i) 2,895,122 shares held in the Revocable Trust,

                  (ii) 4,974,222 shares held by the Partnership,

                  (iii) 72,255 shares held by the S-Sixteen Partnership,

                  (iv) 22,400 shares held in joint tenancy with his spouse, and

                  (v) 16,000 shares which Mr. Simplot has the right to acquire pursuant to stock options.

Such shares represent 3.2% of the 250,395,896 shares of Common Stock outstanding as of April 5, 1999 as reported in the Quarterly Report on Form 10-Q filed by Micron on April 7, 1999. Such shares exclude shares of Common Stock as to which Mr. Simplot disclaims beneficial ownership and which are held by (i) Mr. Simplot's spouse (15,200 shares) or (ii) the J.R. Simplot Foundation (1,047,500 shares). Mr. Simplot has the sole power to direct the disposal of, and the sole power to dispose or direct the disposition of, and vote or direct the vote of, 7,941,599 shares of Common Stock. Mr. Simplot shares with his spouse the power to dispose of, and to vote, 22,400 shares of Common Stock. As previously reported, Mr. Simplot (i) is the founder of the Simplot Company, (ii) retired from the position of a director and Chairman of the Board of the Simplot Company in April 1994 and has not been an officer or a director of the Simplot Company since that date, (iii) is neither an officer nor a director of SCL, and (iv) does not own any voting shares of either the Simplot Company or SCL. Mr. Simplot disclaims beneficial ownership of the shares of Common Stock held by the Simplot Company or SCL.

         The Revocable Trust beneficially owns an aggregate of 2,967,377 shares of Common Stock, consisting of (x) 2,895,122 shares held in the Revocable Trust and (y) 72,255 shares held by the S-Sixteen Partnership. Mr. Simplot, as sole trustee of the Revocable Trust, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 2,967,377 shares of Common Stock. Such shares represent 1.2% of the Common Stock outstanding as of April 5, 1999. The Revocable Trust disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

         The Partnership beneficially owns 4,974,222 shares of Common Stock. Mr. Simplot, as general partner of the Partnership, has the sole power to direct the disposal of, and the sole power to direct the vote of, such shares. Such shares represent 2.0% of the Common Stock outstanding as of April 5, 1999. The Partnership disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

         The Simplot Company beneficially owns an aggregate of 22,536,000 shares of Common Stock. Such shares represent 9.0% of the Common Stock outstanding as of April 5, 1999 and consist of the following:

                  (i) 7,336,000 shares of Common Stock as to which the Simplot Company has sole voting power and sole dispositive power,

                  (ii) 5,000,000 shares of Common Stock (the "1996 JRS Shares") which, as previously reported, are subject to the 1996 JRS Pledge (as described in Item 6 of Amendment No. 11 to this Schedule 13D) and as to which the Simplot Company has sole voting power and no present dispositive power, but can reclaim possession and sole dispositive power at any time, subject to certain conditions,

                  (iii) 2,600,000 shares of Common Stock (the "1996 SCL Shares") which, as previously reported, are subject to the 1996 SCL Pledge (as described in Item 6 of Amendment No. 11 to this Schedule 13D) and as to which shares the Simplot Company has the power to direct the vote and no present dispositive power, but can cause SCL to reclaim possession and sole dispositive power at any time, subject to certain conditions, and

                  (iv) 7,600,000 shares (the "1998 JRS Shares") which, as previously reported, are subject to the 1998 JRS Pledge (as described in Item 6 of Amendment No. 11 to this Schedule 13D) and as to which shares the Simplot Company has no voting power and no present dispositive power, but can reclaim possession and dispositive power at any time, subject to certain conditions.

The Simplot Company disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person other than SCL.

         SCL beneficially owns an aggregate of 2,600,000 shares of Common Stock (the "1996 SCL Shares"). The 1996 SCL Shares represent 1.0% of the Common Stock outstanding as of April 5, 1999. As previously reported, the 1996 SCL Shares are subject to 1996 SCL Pledge (as described in Item 6 of Amendment No. 11 to this
Schedule 13D). SCL has sole voting power but no present dispositive power over the 1996 SCL shares. The 1996 SCL Pledge allows SCL to reclaim possession of and dispositive power over the 1996 SCL Shares at any time, subject to certain conditions. SCL disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

         (c) During the 60 days prior to the date of this Amendment No. 12, the Revocable Trust sold an aggregate of 4,000,000 shares of Common Stock in order to increase the diversification and liquidity of its investment portfolio. Such shares were sold in public sales on the New York Stock Exchange on April 22, 1999 at the per-share prices (before brokerage commissions) indicated below:


        No. of Shares                   Price
        -------------                   -----
           2,808,400                   37.0000
              47,000                   37.0625
              59,000                   37.1250
              25,000                   37.1875
              51,000                   37.2500
              15,000                   37.3750
              10,000                   37.4375
             210,200                   37.5000
              93,400                   37.5625
              47,000                   37.6250
              46,000                   37.6875
               2,000                   37.7500
             205,000                   38.0000
              42,000                   38.0625
              67,000                   38.1250
              11,000                   38.1875
              34,000                   38.2500
              42,000                   38.3125
              43,000                   38.3750
              25,000                   38.5000
             104,000                   38.5625
               5,000                   38.7500
               3,000                   38.9375
               5,000                   39.0000
           ---------

Total      4,000,000
           =========


In addition, on April 22, 1999, the Revocable Trust donated 1,000,000 shares of Common Stock to the J.R. Simplot Foundation.

         (d) As previously reported, under the JRS Forward, Canadian Imperial Bank of Commerce ("CIBC") is entitled to receive (i) the entire amount of any dividend on the 1996 JRS Shares that exceeds

$0.50 per share and (ii) non-cash distributions on the 1996 JRS Shares (excluding stock splits, stock dividends and the like).

         As previously reported, under an agreement between the Simplot Company and CIBC dated July 29, 1996 (the "JRS Dividend Swap"), pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Simplot Company, (i) CIBC agreed to pay to the Simplot Company $250,000 within three business days after each payment of any dividend by Micron prior to the termination of the JRS Dividend Swap, and (ii) the Simplot Company agreed to pay to CIBC an amount equal to the product of (x) 5,000,000 and (y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) on the Common Stock prior to the termination of the JRS Dividend Swap.

         As previously reported, under the SCL Forward, CIBC is entitled to receive (i) the entire amount of any dividend on the 1996 SCL Shares that exceeds $0.50 per share and (ii) non-cash distributions on the 1996 SCL Shares (excluding stock splits, stock dividends and the like). As previously reported, under an agreement between the Simplot Company and CIBC dated June 28, 1996 pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Simplot Company, (i) CIBC has agreed to pay to the Simplot Company $90,170.79 within three business days after each payment of any dividend by Micron prior to the SCL Termination Date, and (ii) the Simplot Company agreed to pay to CIBC an amount equal to the product of (x) 2,600,000 and (y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) on the Common Stock prior to the SCL Termination Date.

         (e) On April 22, 1999, Mr. Simplot ceased to be a beneficial owner of more than 5% of the outstanding Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  April 26, 1999                                Dated:  April 26, 1999

JRS Properties L.P.                                   John R. Simplot

By:      /s/ JOHN R. SIMPLOT                          /s/ JOHN R. SIMPLOT
   --------------------------------                   --------------------------
         John R. Simplot,
         as General Partner



Dated:  April 26, 1999

J.R. Simplot Self-
Declaration of Revocable
Trust dated December 21, 1989

By:      /s/ JOHN R. SIMPLOT
   --------------------------------
         John R. Simplot, as
         Trustee



Dated:  April 26, 1999                           Dated:  April 26, 1999

J.R. Simplot Company                                     Simplot Canada Limited

By:      /s/ RONALD N. GRAVES                    By:     /s/ RONALD N. GRAVES
----------------------------------                  ----------------------------
Title:            Secretary                      Title: Secretary